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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2005 DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-04800~~ 8-15313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 AND ENDING 12/31/04

A. REGISTRANT IDENTIFICATION

PROCESSED APR 07 2005 THOMSON FINANCIAL

NAME OF BROKER - DEALER: Mutual Service Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Australian Avenue South, Suite 1800
(No. and Street)

West Palm Beach (City) Florida (State) 33041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Poff, Jr. (561) 835-4100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 East Las Olas Blvd., Suite 1400 (Address) Fort Lauderdale (City) Florida (State) 33301 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C. FEB 28 2005 1086

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/31

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1400
200 East Las Olas Boulevard
Fort Lauderdale, FL 33301-2248
USA

Tel: +1 954 728 3800
Fax: +1 954 728 3838
www.deloitte.com

February 21, 2005

Board of Directors
Mutual Service Corporation:

In planning and performing our audit of the consolidated financial statements of Mutual Service Corporation and subsidiaries (the "Company") for the year ended December 31, 2004 (on which we have issued our report dated February 21, 2005), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control. Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the Company's internal control and its operations that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, John Poff, swear that, to the best of my knowledge and belief, the accompanying consolidated financial statements pertaining to Mutual Service Corporation and subsidiaries (the "Company") for the years ended December 31, 2004 and 2003 and supplemental schedule as of December 31, 2004 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Poff
Signature

2/22/05
Date

President
Chief Operating Officer and Treasurer
Title

Subscribed and sworn to before me this 22nd day of February, 2005.

Patricia Starke
Notary Public


NOTARY PUBLIC
STATE OF FLORIDA
PATRICIA STARKE
MY COMMISSION # DD 025665
EXPIRES: August 10, 2005
1-800-3-NOTARY
FL Notary Service & Bonding, Inc.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1400
200 East Las Olas Boulevard
Fort Lauderdale, FL 33301-2248
USA

Tel: +1 954 728 3800
Fax: +1 954 728 3838
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Mutual Service Corporation:

We have audited the following consolidated financial statements of Mutual Service Corporation and subsidiaries (the "Company") for the years ended December 31, 2004 and 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

The supplemental schedule is the responsibility of the Company's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2005

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
ASSETS:		
Cash and cash equivalents	$ 33,031,184	$ 26,652,600
Restricted cash	50,000	50,000
Accounts receivable—net	2,972,191	410,338
Commissions receivable	3,281,518	2,742,866
Property—net	1,476,508	2,617,719
Goodwill	11,673,064	11,673,064
Other assets	4,821,917	2,438,414
TOTAL	$ 57,306,382	$ 46,585,001

LIABILITIES AND STOCKHOLDER'S EQUITY	2004	2003
LIABILITIES:		
Accounts payable	$ 11,755,211	$ 3,183,196
Commissions payable	5,216,237	5,187,295
Accrued liabilities	3,084,551	3,552,555
Deferred revenue	2,613,451	1,968,483
Income taxes due to affiliates	1,485,159	91,762
Total liabilities	24,154,609	13,983,291
COMMITMENTS AND CONTINGENCIES (Note 9)		
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 50,000 shares authorized; 2,280 issued and outstanding	2,280	2,280
Additional paid-in capital	15,987,784	15,987,784
Retained earnings	17,161,709	16,611,646
Total stockholder's equity	33,151,773	32,601,710
TOTAL	$ 57,306,382	$ 46,585,001

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Commissions and fees:		
Mutual funds	$ 75,876,234	$ 61,797,084
Variable products	55,774,728	47,571,207
Introducing broker	45,203,241	36,448,249
Direct participation	7,021,712	9,275,932
Total commissions and fees	183,875,915	155,092,472
Interest and dividends	377,010	319,665
Representative reimbursements	5,650,072	3,489,964
Other revenue	3,255,161	2,002,614
Total revenues	193,158,158	160,904,715
OPERATING EXPENSES:		
Commissions	155,823,072	129,976,138
Employee compensation and benefits	11,127,013	11,891,986
General and administrative	9,668,608	8,066,992
Professional services	5,114,626	698,501
Depreciation	1,323,390	1,414,533
Rent and other facility expenses	1,208,413	1,120,546
Registration fees	1,166,173	1,027,244
Total operating expenses	185,431,295	154,195,940
INCOME BEFORE PROVISION FOR INCOME TAXES	7,726,863	6,708,775
PROVISION FOR INCOME TAXES	3,176,800	2,453,511
NET INCOME	$ 4,550,063	$ 4,255,264

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CHANGES IN CONSOLIDATED STOCKHOLDER'S EQUITY YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
BALANCES, DECEMBER 31, 2002	2,280	$ 2,280	$ 15,987,784	$ 14,556,382	$ 30,546,446
Net income				4,255,264	4,255,264
Dividends to parent				(2,200,000)	(2,200,000)
BALANCES, DECEMBER 31, 2003	2,280	2,280	15,987,784	16,611,646	32,601,710
Net income				4,550,063	4,550,063
Dividends to parent				(4,000,000)	(4,000,000)
BALANCES, DECEMBER 31, 2004	2,280	$ 2,280	$ 15,987,784	$ 17,161,709	$ 33,151,773

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4,550,063	$ 4,255,264
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation	1,323,390	1,414,533
Deferred income taxes	(1,887,015)	(91,100)
Changes in assets and liabilities:		
Accounts receivable—net	(2,561,853)	462,009
Commission receivable	(538,652)	473,834
Other assets	(496,488)	(488,796)
Accounts payable	8,572,015	(975,579)
Commissions payable	28,942	343,015
Accrued liabilities	(468,004)	1,638,935
Deferred revenue	644,968	1,102,998
Income taxes due to affiliates	1,393,397	(830,756)
Net cash flows provided by operating activities	10,560,763	7,304,357
CASH FLOWS FROM INVESTING ACTIVITIES— Purchases of property	(182,179)	(499,856)
CASH FLOWS FROM FINANCING ACTIVITIES— Dividends paid to parent	(4,000,000)	(2,200,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,378,584	4,604,501
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	26,652,600	22,048,099
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 33,031,184	$ 26,652,600
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for income taxes, net	$ 2,831,839	$ 3,778,246

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Mutual Service Corporation ("MSC"), a Michigan corporation, was incorporated in 1969. MSC is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers. MSC and subsidiaries (the "Company") serve a network of independent financial advisors in over 925 branches throughout each of the 50 states. The Company engages in the brokerage of mutual funds, life insurance, annuities, stocks and bonds. At December 31, 2004, the Company owned 100% of the outstanding stock of Advisors' Mutual Service Center, Inc. ("AMSCI"), Titan Value Equities Group, LLC ("Titan") and Contemporary Financial Solutions, Inc., a broker-dealer incorporated on April 29, 2002. In June 2002, AMSCI and Titan ceased operations.

The Company is an indirect subsidiary of Pacific Life Insurance Company ("Pacific Life"). The Company's immediate parent is Pacific Select Distributors, Inc. ("PSD"), a wholly owned subsidiary of Pacific Life. Pacific Life's immediate parent is Pacific LifeCorp.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents—Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Accounts Receivable—At December 31, 2004, accounts receivable primarily consists of insurance receivables, tax refunds and monies due from sponsors and representatives. At December 31 2003, accounts receivable consists of tax refunds and monies due from sponsors and representatives.

Commissions Receivable and Commissions Payable—Accounts receivable primarily represents commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments—The carrying amount of accounts receivable, commission receivables, commissions payable, accounts payable, accrued liabilities, deferred revenue, and income taxes due to affiliates approximates fair value due to the short maturity of those instruments.

Property—Property is carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

Goodwill—Goodwill is the result of acquisitions accounted for using the purchase accounting method. Goodwill is no longer amortized and is tested for impairment annually.

Long-Lived Assets—In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated discounted future cash flows associated with the asset are compared to the assets carrying amount to determine if a write-down is necessary.

Investment—In 2002, the Company entered into a joint venture with Wells Fargo Ventures, LLC to form a company that offers residential mortgage loan products. The Company has a 49.9% and 25% ownership interest in Series A and Series B stock, respectively, in Mutual Services Mortgage, LLC (the "Joint Venture"). The Company accounts for its investment in the Joint Venture under the equity method of accounting, as the Company does not have control of the entity. The Company's portion of earnings in the Joint Venture was $8,194 and $171,133 for the years ended December 31, 2004 and 2003, which are recorded in other revenues in the accompanying statements of consolidated income. During 2004 and 2003, the Company received $25,295 and $173,485, respectively, in distributions from the Joint Venture. Investment in the Joint Venture amounted to $92,897 and $109,998 at December 31, 2004 and 2003, respectively. The Company's investment in the Joint Venture is included in other assets in the statements of consolidated financial condition.

Deferred Revenues—Deferred revenues consist primarily of insurance and registration payments received in advance from representatives. These funds are recognized as revenue when earned by the Company over the respective insurance and registration terms.

Securities Transactions—Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Direct Mutual Fund and Insurance Contracts—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis and are included in mutual funds, variable products, introducing broker revenues and commissions expenses in the statements of consolidated income.

Overrides and Institutional Commissions—Overrides and institutional commissions primarily consist of ticket charges on securities trades, due diligence revenue from product sponsors, commissions on trades executed on behalf of product sponsors, and marketing allowances received from companies. Overrides and institutional commissions are recognized as earned and are included in introducing broker and variable products revenues in the statements of consolidated income.

Introducing Broker Revenue—Introducing broker revenue consists primarily of commissions earned for the representative's brokerage of stocks, bonds and advisory services. Also included is institutional commissions.

Representative Reimbursements—Representative reimbursements consist of reimbursements from registered representatives for insurance and registration fees.

Other Revenue—Other revenue consists primarily of fees earned for the Company's sponsorship of representative seminars and conferences as well as providing supplementary products to the representatives.

Income Taxes—The Company's operations are included in the consolidated Federal income tax return and combined California franchise tax return of Pacific Mutual Holding Company, the Company's

ultimate parent. The Company is allocated an expense under a tax-sharing arrangement based principally on the effect of including its operations in the consolidated provision. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from the period such items are recognized for income tax purposes. The principal elements of deferred income taxes are related to differing accounting and tax treatment for reserves and allowances, depreciation, net operating losses, and deferred rent.

Dividends to Parent—PSD may request dividends from the Company each year. The Company declared and paid cash dividends to PSD of $4.0 million for the year ended December 31, 2004. For the year ended December 31, 2003, the Company declared and paid cash dividends to PSD of $2.2 million.

Comprehensive Income—There are no differences between comprehensive income and net income in the accompanying consolidated financial statements.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements—Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 now requires these liabilities to be recognized at fair value when actually incurred. The adoption of SFAS No. 146 had no impact on the Company's consolidated financial statements.

Effective January 1, 2003, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which clarifies the requirements of SFAS No. 5, *Accounting for Contingencies*, relating to a guarantor's accounting for and disclosures of certain guarantees issued. FIN 45 requires certain guarantees that are issued or modified after December 31, 2002 to be initially recorded on the consolidated statement of financial condition at fair value. The adoption of FIN 45 did not have a material impact on the Company's consolidated financial statements.

Effective February 1, 2003, the Company adopted FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51*. FIN 46 requires that variable interest entities ("VIEs") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or is entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about VIEs that companies are not required to consolidate but in which a company has a significant variable interest. The adoption of FIN 46 had no impact on the Company's consolidated financial statements.

Effective December 31, 2003, the Company adopted FIN 46 (revised December 2003), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN 46R"). FIN 46R replaced FIN 46 and clarified the application of ARB No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial

support. The Company did not have any VIEs as of December 31, 2003, and the consolidation requirements of FIN 46R will apply immediately to all VIEs created after December 31, 2003. The adoption of FIN 46R had no impact on the Company's consolidated financial statements.

Effective June 1, 2003, the Company adopted SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 had no impact on the Company's consolidated financial statements.

Effective July 1, 2003, the Company adopted SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 had no impact on the Company's consolidated financial statements.

Reclassifications—Certain amounts in the 2003 consolidated financial statements have been reclassified to conform with 2004 classifications.

3. RESTRICTED CASH

As of December 31, 2004 and 2003, the Company was required to segregate cash of $50,000 in a special reserve bank account for the exclusive benefit of customers. This amount was in excess of that prescribed by the Customer Protection Rule (Rule 15c3-3) of the SEC.

4. PROPERTY

Property is comprised of the following at December 31:

	2004	2003
Machinery and equipment	$ 5,916,651	$ 5,738,707
Furniture and fixtures	1,220,599	1,216,365
Leasehold improvements	461,915	461,914
Automobile	21,071	21,071
Total	7,620,236	7,438,057
Less accumulated depreciation	6,143,728	4,820,338
Property—net	$ 1,476,508	$ 2,617,719

5. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan (the "Contribution Plan") that substantially covers all employees and is provided by Pacific Life. Generally, employees (participants) who have one month of continuous employment are eligible to participate in the Contribution Plan. Participants may contribute 2% to 20% of their before-tax commissions or compensation in each pay

period. Matching contributions are made in the form of common stock of Pacific LifeCorp through an Employee Stock Ownership Plan of the Contribution Plan and will not exceed 75% of the first 6% of the participant's before-tax contributions up to the Internal Revenue Service maximum allowable amount. The Company contributed $228,046 and $238,617 to the Contribution Plan for the years ended December 31, 2004 and 2003, respectively.

The Company's employees and officers are eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. During the years ended December 31, 2004 and 2003, the Company's contribution to the Pension Plan was $358,361 and $279,418, respectively.

Certain officers of the Company are eligible to participate in a deferred compensation plan provided by the Company. This plan permits certain employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. The primary expense, other than compensation related to this plan, is the interest on the deferred compensation. Deferred compensation in the amount of $1,355,310 and $1,140,188 has been recorded for this plan as of December 31, 2004 and 2003, respectively, is included in accounts payable.

6. INCOME TAXES

Included in other assets in the statements of consolidated financial condition as of December 31 are the following:

	2004	2003
Deferred tax assets (liabilities):		
Reserves and allowances	$2,176,685	$ 375,047
Net operating losses	146,422	170,826
Deferred rent	29,075	25,872
Other	78,711	63,583
Depreciation	(195,562)	(287,012)
Deferred tax asset—net	$2,235,331	$ 348,316

The deferred tax asset related to the net operating losses ("NOL") is a future tax benefit that will expire in 2010. The benefit was assumed in a prior acquisition by MSC. It is based on the net realizable NOL available under Section 382 of the Internal Revenue Code.

The components of the provision for income taxes at December 31 are as follows:

	2004	2003
Current:		
Federal	$ 4,041,162	$ 2,400,447
State	1,022,653	144,164
Total current	5,063,815	2,544,611
Deferred:		
Federal	(1,565,760)	(81,019)
State	(321,255)	(10,081)
Total deferred	(1,887,015)	(91,100)
Total provision for income taxes	$ 3,176,800	$ 2,453,511

A reconciliation of income taxes at the Federal statutory rate to the provision for income taxes for the years ended December 31, 2004 and 2003 is as follows:

	2004		2003	
	Amount	Rate	Amount	Rate
Federal statutory rate	$ 2,704,402	35.0 %	$ 2,348,071	35.0 %
State income taxes, net of Federal income tax benefit	449,098	5.8	82,753	1.3
Other	23,300	0.3	22,687	0.3
Total provision for income taxes and effective tax rate	$ 3,176,800	41.1 %	$ 2,453,511	36.6 %

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net regulatory capital of $11,544,443, which was $9,934,136 in excess of its required net capital of $1,610,307. At December 31, 2003, the Company had net regulatory capital of $14,930,223, which was $13,998,004 in excess of its required net capital of $932,219. At December 31, 2004 and 2003, the Company's ratio of aggregate indebtedness to net capital was 2.09 and .94, respectively, times its net capital.

8. RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with PSD, Pacific Life, and United Planners Group, Inc., an affiliate and wholly owned subsidiary of PSD. The more significant transactions are related to commission revenue and related commission expense from Pacific Life of $21,883,842 and $19,206,580, respectively, for the year ended December 31, 2004. For the year ended December 31, 2003, commission revenue and related commission expense from Pacific Life was $19,684,846 and $17,471,338, respectively. In addition, Pacific Life processes the Company's payroll. At December 31, 2004 and 2003, the Company had a net payroll liability of $698,050 and $744,043, respectively, due to Pacific Life included in accounts payable. At December 31, 2004 and 2003, the

Company also had $128,567 and $49,295, respectively, in other payables due to Pacific Life included in accounts payable. At December 31, 2004 and 2003, the Company had $1,485,159 and $91,762 recorded as income taxes due to affiliates included in the statements of consolidated financial condition.

9. COMMITMENTS AND CONTINGENCIES

Litigation—During 2004, certain customers of a former representative filed an action against the Company and the former representative alleging improper investment activity. As of December 31, 2004, the Company estimated and accrued a reserve of $7,225,000 related to this action. This action's related pretax expense, net of anticipated insurance recoveries, was $4,450,000.

Subsequent to December 31, 2004, a tentative settlement was reached, subject to formal documentation and signing. Management believes that any additional loss related to the settlement of this action, including the impact of anticipated insurance proceeds, will not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

The Company is also a defendant in certain other lawsuits arising in the ordinary course of business. It is the opinion of management that the amount of losses, if any, resulting from such matters at December 31, 2004 will not be material to the consolidated financial position of the Company.

Financial Instruments With Off-Balance Sheet Credit Risk—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

Operating Leases—The following are future minimum lease obligations on the Company's office leases:

Year ending December 31	
2005	$ 1,007,000
2006	1,041,000
2007	262,000
Total	$ 2,310,000

The Company provides routine indemnifications relating to lease agreements. The estimated maximum potential amount of future payments under these obligations is not determinable due to the lack of stated maximum liability for certain matters and therefore no related liability has been recorded. Management

believes that judgments, if any, against the Company related to such matters would not have a material impact on the Company's consolidated financial statements.

* * * * * *

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2004

STOCKHOLDER'S EQUITY	$ 33,151,773
DEDUCT NONALLOWABLE ASSETS:	
Accounts receivable	2,972,191
Property—net	1,476,508
Goodwill	11,673,064
Deferred tax asset—net	2,235,331
Other assets	2,586,586
Total nonallowable assets	20,943,680
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	12,208,093
DEDUCT—HAIRCUTS ON MONEY MARKET FUNDS	663,650
NET CAPITAL	$ 11,544,443
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 11,755,211
Commissions payable	5,216,237
Accrued liabilities	3,084,551
Deferred revenue	2,613,451
Income taxes due to affiliates	1,485,159
TOTAL AGGREGATE INDEBTEDNESS	$ 24,154,609
CAPITAL REQUIREMENT:	
Minimum requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 1,610,307
Net capital in excess of requirement	9,934,136
NET CAPITAL	$ 11,544,443
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.09

NOTE: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's amended unaudited Focus Report Part IIA, Form X17a-5 as of December 31, 2004.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1400
200 East Las Olas Boulevard
Fort Lauderdale, FL 33301-2248
USA

Tel: +1 954 728 3800
Fax: +1 954 728 3838
www.deloitte.com

February 21, 2005

Board of Directors
Mutual Service Corporation:

In planning and performing our audit of the consolidated financial statements of Mutual Service Corporation and subsidiaries (the "Company") for the year ended December 31, 2004, on which we issued our report dated February 21, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP